September __, 2007

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:           Buffalo Funds (the “Trust”) (811-10303; 333-56018)

Dear Ms. Browning:

This letter is provided in response to your comments, provided via telephone on September 10, 2007, regarding the post-effective amendment No. 16 to the Trust’s registration statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 13, 2007.  Post-effective amendment No. 16 was filed for the sole purpose of adding one new series to the Trust: the Buffalo International Fund (the “Fund”).  Each of your comments, and our response to each comment, is set forth below and the disclosure changes are reflected in a post-effective amendment to the Trust’s registration statement that we are filing pursuant to Rule 485(b) under the Securities Act on September 28, 2007.

1.	Please include Tandy representations in the response letter.

Response:  In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

▪	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus Comments:

2.
With respect to the Fund’s definition of “foreign securities” as set forth in the bullet point list in the discussion of the Fund’s investment strategy, please combine the first two bullet points to be a conjunctive test.

Response: The bullet point list defining “foreign securities” in the section entitled “Investment Objective and Principal Investment Strategies” has been revised to read as follows:

“For purposes of the Fund’s investments, “foreign securities” means those securities issued by companies:

•
that are organized under the laws of, or with a principal office in, a country other than the United States and issue securities for which the principal trading market is in a country other than the United States; or

•
that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a country other than the United States, or have at least 50% of their assets in a country other than the United States.”

3.
We note that certain disclosure in the prospectus discusses valuation of securities on over-the-counter markets.  If the Fund intends to invest in securities traded on over-the-counter markets as a principal investment strategy, please add disclosure to this effect to the Investment Objective and Principal Investment Strategies section of the Prospectus.

Response:  Investing in securities traded on OTC markets will not be a principal investment strategy of the Fund.

4.
We note that the following disclosure in the Principal Investment Strategies section may be more appropriately located in the Principal Risk Factors section:  “As a purchaser of unsponsored depositary receipts, the Fund may have limited voting rights and may not receive as much information about the issuer of the underlying securities as with sponsored depositary receipts.”

Response:  The Trust notes that the following disclosure is already included in the Principal Risk Factors section, and has therefore deleted the disclosure from the Principal Investment Strategies section to avoid duplication:

“Issuers of unsponsored ADRs held by the Fund are frequently under no obligation to distribute shareholder communications received from the underlying issuer.  For this and other reasons, there is less information available about unsponsored ADRs than sponsored ADRs.  Issuers of unsponsored ADRs are also not obligated to pass through voting rights to the Fund.  These risks can increase the potential for losses in the Fund.”

5.
With respect to the disclosure regarding changes in the Fund’s investment objective and policies, please disclose what notice period will be given to shareholders prior to a change in the Fund’s investment objective or policies.

Response: The Fund will not change its investment objective and policies without first providing shareholders with at least 60 days’ prior notice.

6.	Please include discussion regarding micro-cap companies in the Principal Risk Factors section.

Response: The following disclosure has been added to the Principal Risk Factors section:

“Micro-Cap Company Risks--The Fund may invest in micro-cap companies.  Generally, small, less-seasoned companies have more potential for rapid growth.  They also often involve greater risk than large- and mid-cap companies, and these risks are passed on to the Fund.  Micro-cap companies will likely not have the management experience, financial resources, product diversification and competitive strengths of companies with larger capitalization and will be more vulnerable to adverse business or economic developments in the market as a whole.  The value of securities of micro-cap companies, therefore, tends to be more volatile than the value of securities of larger, more established companies.  Micro-cap company stocks also will be bought and sold less often and in smaller amounts than other stocks, making them less liquid than other securities.  Because of this, if the Fund wants to sell a large quantity of a micro-cap company’s stock, it may have to sell at a lower price than the Advisor might prefer, or it may have to sell in smaller than desired quantities over a longer period of time.”

7.
With respect to Fund Fees and Expenses, if the Fund will be netting expenses due to any fee waiver or expense reimbursement arrangement, please include expenses as a percentage of net assets in the Fees and Expenses table.

Response: The Fund does not have any fee waiver or expense reimbursement arrangements.

8.
If the Fund’s investments in other investment companies will require the Fund to pay Acquired Fund Fees and Expenses over 0.01%, please add the line item required by Item 3 of Form N-1A to disclose these fees.

Response:  The Fund does not expect to have Acquired Fund Fees and Expenses over 0.01% in its first year of operations.

9.
In the section entitled “How Share Price is Determined,” consider additional disclosure clarifying what entity (i.e., Advisor, Board) is responsible for valuations under the fair value pricing procedures.

Response:  The applicable disclosure has been revised to read as follows:

“When market quotations are not readily available, or when they may not reflect the actual market value, any security or other asset is valued at its fair value as determined under procedures approved by the Buffalo Funds’ Board of Trustees.  Under these fair value procedures the authority to determine estimates of fair value has been delegated to a valuation committee consisting of members of the Fund’s Advisor and administrator.  The Board of Trustees will regularly evaluate whether the Fund’s fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust’s valuation committee.”

10.
In the section entitled “Additional Policies About Transactions” consider revising the following disclosure to make clear that the Fund will comply with all requirements regarding filing supplements to the Fund’s prospectus: “The Fund reserves the right to cancel or change these transaction policies at any time with or without notice.”

Response:  The applicable disclosure has been revised to read as follows:

“The Fund reserves the right to cancel or change these transaction policies upon 30 days’ written notice to shareholders prior to any change taking effect.”

11.	Please confirm whether a definition of “good order” has been included in the Prospectus.

Response: A definition of “good order” is included the first time the term is used, in the section entitled “How to Purchase Shares.”

12.	With respect to the disclosure regarding redemptions in kind, consider revising this language to clarify that redemptions paid in kind will consist of liquid securities.

Response:  The applicable disclosure has been revised to read as follows:

“Under certain circumstances, the Fund may pay you proceeds in the form of liquid portfolio securities owned by the Fund.”

13.	In the sub-section entitled “Closure of the Fund,” consider adding language to clarify that the Fund may be closed to new purchases, but that the Fund will continue to honor redemption requests.

Response: The applicable disclosure has been revised to read as follows:

“The Advisor retains the right to close the Fund (or partially close the Fund) to new purchases if it is determined to be in the best interest of shareholders.  Based on market and Fund conditions, the Advisor may decide to close the Fund to new investors, all investors or certain classes of investors (such as Fund supermarkets) at any time.  If the Fund is closed to new purchases it will continue to honor redemption requests, subject to the procedures described in “Additional Policies About Transactions-Redemptions” above.”

Statement of Additional Information (“SAI”) Comments:

14.	Please confirm whether all principal investment strategies are defined separately from any non-principal investment strategies in the SAI.

Response:  All principal investment strategies are discussed separately from non-principal investment strategies in the SAI.

15.
With respect to Fundamental Investment Restriction 3, please clarify whether the Fund may lend its assets, as currently stated, or if this Restriction should be revised to state that the Fund may lend its portfolio securities.

Response:  Fundamental Investment Restriction 3 has been revised to state that the Fund may lend its portfolio securities.

16.
If the Fund will be engaged in securities lending activity, please add disclosure to the SAI detailing: (a) the Fund’s securities lending policy; (b) any party other than the Fund that may benefit from securities lending arrangements; and (c) the limitations of the 1940 Act with respect to securities lending.  If securities lending will be a principal investment strategy of the Fund, please add appropriate disclosure to the Prospectus.

Response:  The Fund will not be engaged in securities lending.

17.	With respect to Fundamental Investment Restriction 4, consider adding language that defines what is permitted by the 1940 Act.

Response:  Restriction 4 has been revised to read as follows:

“Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the regulatory limits allow the Fund to borrow up to 5% of its total assets for temporary purposes and to borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets; the effect of this provision is to allow the Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets, including those assets represented by the borrowing.”

18.	If the Fund will be investing in reverse repurchase agreements, then please add appropriate disclosure.

Response: The Fund will not be investing in reverse repurchase agreements.

19	With respect to Fundamental Investment Restriction 5, please remove “or securities of other investment companies” from the parenthetical.

Response: The requested revision has been made.

20.	Please consider adding disclosure that discusses what the Fund will do in the event that it exceeds a maximum limit stated for a type of investment or strategy.

Response: The following language is already included in the section of the SAI entitled “Information About the Fund’s Investments”:

“The objective, strategies and policies discussed in this SAI and in the Fund’s Prospectus generally apply when the Fund makes an investment.  If a percentage or other restriction is met at the time of initial investment, except with respect to borrowings and holdings in illiquid securities, the Fund is usually not required to sell a security or other investment because circumstances change and the security or other investment no longer meets one or more of the Fund’s restrictions.  If at any time the Fund’s borrowings exceed its limitations due to a decline in net assets, such borrowings will be reduced promptly to the extent necessary to comply with the limitation.  Likewise, in the event that the Fund’s holdings in illiquid securities exceed its limitations due to market factors, the Fund will make such adjustments necessary to reduce its holdings in such securities to comply with its limitations.”

21.
Please make clear that with respect to the Fund’s fundamental restriction concerning borrowing money, the Fund will not borrow for the purpose of leveraging its investments and the Fund will not purchase portfolio securities when borrowings exceed 5% of its total assets.

Response:  The following disclosure has been added under the heading “Fundamental Investment Restrictions”:

“In applying the Fund’s fundamental policy concerning borrowing money described above, the Fund will not borrow for the purpose of leveraging its investments; in this regard, the Fund will not purchase portfolio securities when borrowings exceed 5% of its total assets.”

22.	In the Portfolio Holdings Disclosure Policies and Procedures section, please consider adding language to clarify what entity is disclosing the portfolio holdings on a regular basis.

Response: The Fund has revised the applicable disclosure to read, in part, as follows:

“The Fund’s Board has approved ongoing arrangements with service providers, whereby portfolio holdings information is made available by the Fund’s investment advisor to such service providers.”

23.
In the Portfolio Holdings Disclosure Policies and Procedures section please specify what type of agreements are in place with respect to ongoing arrangements to disclose portfolio holdings (i.e., contractual, oral).  To the extent that such agreements are not contractual, consider adding disclosure that the Board has determined that the agreements are adequate to protect the shareholders of the Fund.

Response: The Fund has revised the applicable disclosure clarify that such arrangements may be contractual or non-contractual, and has added the following disclosure:

“The Board of Trustees has determined that such arrangements, whether contractual or non-contractual, are adequate to protect the interests of the Fund’s shareholders.”

24.
Please add disclosure to the Portfolio Holdings Disclosure Policies and Procedures section to the effect that parties to agreements to receive the Fund’s portfolio holdings on an ongoing basis are subject to a duty not to trade on that information.

Response: The following disclosure is already including in this section:

“These service providers are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract.”

25.	In the section entitled “Portfolio Manager of the Fund,” please clarify whether the salary and bonus are cash or other types of compensation.

Response: Salary and bonus are cash only. There are no other means of compensation.

26.	The Staff requests that any missing exhibits be filed as Edgar correspondence for the Staff’s review.

Response:  The following exhibits that were not included in the initial 485(a) filing are attached to this letter and will be filed as Exhibits to the registration statement amendment filed pursuant to Rule 485(b):

•	Management Agreement

•	Amended Exhibit A to the Distribution Agreement

•	Amended Exhibit C to the Custody Agreement

•	Amendment to the Master Services Agreement

•	Form of Opinion and Consent of Counsel

RESPONSES TO ADDITIONAL ORAL COMMENTS DATED SEPTEMBER 25, 2007

27.	With respect to the Fund’s response to comment #9, please revise to clarify that when the Fund is determining fair value, it is under the ultimate supervision of the Board of Trustees.

Response:  The language has been revised to read as follows:

“When market quotations are not readily available, or when they may not reflect the actual market value, any security or other asset is valued at its fair value as determined under procedures approved by the Buffalo Funds’ Board of Trustees.  Under these fair value procedures the authority to determine estimates of fair value has been delegated to a valuation committee consisting of members of the Fund’s Advisor and administrator, subject to the ultimate supervision of the Board of Trustees.  The Board of Trustees will regularly evaluate whether the Fund’s fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust’s valuation committee.”

28.	With respect to the Fund’s response to comment #14, please clarify which principal investment strategies were moved to the non-principal investment strategies section in the SAI

Response:  The Illiquid Securities disclosure was moved from the principal investment strategies to the non-principal investment strategies.

29.
With respect to the Fund’s responses to comment #15 and comment #16, please add a footnote to #3 of the Fundamental Investment Restrictions section to the effect that although the Fund has the option of lending portfolio securities, at this time it chooses not to.

Response:  The Fund responds by adding the following footnote to Fundamental Investment Restriction #3.

“* Although the Fund has the option to lend its portfolio securities, the Fund, at this time, will not lend its portfolio securities.”

30.	With respect to the Fund’s response to comment #17, please revise Restriction #4 to be in compliance with rule 18(f)1) and 18(g) of the 1940 Act.

Response:  The Fund responds by revising Restriction #4 to read as follows:

“Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit.  The regulatory limits allow the Fund to borrow up to 5% of its total assets for temporary purposes.  The Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets; the effect of this provision is to allow the Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets, including those assets represented by the borrowing.”

31.	With respect to the Fund’s response to comment #20, please revise the “Information about the Fund’s Investments” section to be in compliance with rule 18(f)(1) of the 1940 Act.

Response:  The Fund responds by revising the “Information about the Fund’s Investments” section to read as follows:

“The objective, strategies and policies discussed in this SAI and in the Fund’s Prospectus generally apply when the Fund makes an investment.  If a percentage or other restriction is met at the time of initial investment, except with respect to borrowings and holdings in illiquid securities, the Fund is usually not required to sell a security or other investment because circumstances change and the security or other investment no longer meets one or more of the Fund’s restrictions.  If at any time the Fund’s borrowings exceed its limitations due to a decline in net assets, the Fund will, within three days thereafter, excluding Sundays and holidays, reduce the amount of its borrowing to an extent that the asset coverage of such borrowing be at least 300%.  Likewise, in the event that the Fund’s holdings in illiquid securities exceed its limitations due to market factors, the Fund will make such adjustments necessary to reduce its holdings in such securities to comply with its limitations.”

32.	With respect to the Fund’s response to comment #24, please clarify what is meant by “imposed by law and/or contract” or delete from the sentence.

Response:  The Fund responds by deleting “imposed by law and/or contract” from the sentence.

Should you have any questions or concerns regarding any of the above, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

Kent W. Gasaway
President
Buffalo Funds

cc:           Carol A. Gehl, Godfrey & Kahn, S.C.

MANAGEMENT AGREEMENT

between

KORNITZER CAPITAL MANAGEMENT, INC.

and

BUFFALO FUNDS

THIS AGREEMENT is made and entered into as of the 10th day of August, 2007, by and between BUFFALO FUNDS, a Delaware statutory trust (hereinafter referred to as the “Trust”), on behalf of the Buffalo International Fund series of the Trust (the “Fund”), and KORNITZER CAPITAL MANAGEMENT, INC., a corporation organized under the laws of the State of Kansas (hereinafter referred to as the “Manager”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and

WHEREAS, the Trust is authorized to create separate series of shares, with each series of shares representing interests in a separate portfolio of investments managed according to its own investment objective and policies, and the Trust currently consists of several series, including the Fund, and

WHEREAS, the Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advice and management services to registered investment companies and other clients as an independent contractor, and

WHEREAS, the Trust desires to retain the Manager to render investment management and other services with respect to the Fund, and the Manager is willing to render such services on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged, it is mutually agreed and contracted by and between the parties hereto that:

1.           DUTIES

The Trust, on behalf of the Fund, hereby employs the Manager, for the period set forth in Paragraph 5 hereof, and on the terms set forth herein, to render investment advice and management services to the Fund, subject to the supervision and direction of the Board of Trustees of the Trust.  The Manager hereby accepts such employment and agrees, during such period, to render the services and assume the obligations herein set forth, for the compensation herein provided.  The Manager shall, unless otherwise expressly provided and authorized, have no authority to act for or represent the Trust or the Fund in any way, or in any other way be deemed an agent of the Trust or Fund.

The Manager shall furnish the Fund investment management and administrative services.  Investment management services shall include analysis, research and portfolio recommendations consistent with the Fund’s objectives and policies.  Subject to the supervision of the Trust’s Board of Trustees, the Manager is authorized to make all determinations, without prior consultation with the Trust, as to which securities and other assets of the Fund will be acquired, held, disposed of or loaned, and shall take steps necessary to implement the same.  Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, and any other rights pertaining to the Fund’s securities shall be exercised.  The Manager shall render regular periodic reports to the Trust’s Board of Trustees concerning the Fund’s investment activities.  In connection with the placement of orders for the execution of the Fund’s transactions, the Manager shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations.

The Manager will provide to the Trust (or its agent) records concerning the Manager’s activities which the Trust is required to maintain, and to render regular reports to the Trust’s officers and Trustees concerning the Manager’s performance of the foregoing responsibilities.

Administrative services shall include the services and compensation of such members of the Manager’s organization as shall be duly elected officers and/or Trustees of the Trust and such other personnel as shall be necessary to carry out its normal operations; fees of the independent Trustees, the custodian (except for the additional cost of maintaining custody of assets in foreign jurisdictions, in excess of domestic custody costs), the independent public accountant and legal counsel (but not legal and audit fees and other costs in contemplation of or arising out of litigation or administrative actions to which the Trust, its officers or Trustees are a party or incurred in anticipation of becoming a party); rent; the cost of a transfer and dividend disbursing agent or similar in-house services; bookkeeping; accounting; and all other clerical and administrative functions as may be reasonable and necessary to maintain the Fund’s records and for it to operate as an open-end management investment company.  Exclusive of the management fee, the Fund shall bear the cost of any interest, taxes, dues, fees and other charges of governments and their agencies, including the cost of qualifying the Fund’s shares for sale in any jurisdiction, brokerage commissions, additional cost of maintaining custody of assets in foreign jurisdictions, in excess of domestic custody costs or any other expenses incurred by it which are not assumed herein by the Manager.

All property, equipment and information used by the Manager in the management and administration of the Fund shall belong to the Manager.  Should the management and administrative relationship between the Trust and the Manager terminate, the Trust shall be entitled to, and the Manager shall provide the Trust, a copy of all information and records in the Manager’s files necessary for the Trust to continue the functions related to the Fund, which shall include computer systems and programs in use as of the date of such termination; but nothing herein shall prohibit thereafter the use of such information, systems or programs by the Manager, so long as such does not unfairly interfere with the continued operation of the Trust or the Fund.

2.           COMPENSATION OF MANAGER

As compensation for the services to be rendered by the Manager under the provisions of this Agreement, the Trust agrees to pay the Manager a management fee computed at the annual rate of 1.00% of the average daily net assets of the Fund.  Such compensation shall be paid to the Manager semi-monthly and shall be calculated by applying a daily rate to the assets of the Fund, based on the annual percentage rate described above.

The Manager may voluntarily or contractually agree to waive any portion of the compensation due to the Manager pursuant to this Agreement and may similarly agree to make payments to limit the overall operating expenses of the Trust.  Unless otherwise agreed, any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Manager hereunder or to continue future payments.  Any such reduction will be agreed upon prior to accrual of the related expense or fee and will be estimated daily.  Any fee voluntarily reduced by the Manager and any expense paid by the Manager voluntarily or pursuant to an agreed expense limitation may be reimbursed by the Fund to the Manager in the first, second, or third (or any combination thereof) year next succeeding the year of the reduction or payment to the extent permitted by applicable law if the aggregate expenses for the next succeeding fiscal year, second fiscal year or third succeeding fiscal year do not exceed any limitation to which the Manager has agreed.

3.           STATUS OF MANAGER

It is understood and agreed that the services to be rendered by the Manager to the Fund under the provisions of the Agreement are not to be deemed exclusive, and the Manager shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

It is further understood and agreed that, to the extent that the purchase or sale of securities or other investments of any issuer may be deemed by the Manager to be suitable for two or more accounts managed by the Manager, the available securities or investments shall be allocated in a manner that is equitable to each account.  It is recognized that, in some cases, this may adversely affect the price paid or received by the Fund or the size or position obtainable for or disposed by the Fund.

4.           PERMISSIBLE INTERESTS

It is understood and agreed that the Trustees, officers, agents, employees of the Trust and shareholders of the Fund may be interested in the Manager as owners, employees, agents or otherwise, and that owners, employees and agents of the Manager may be interested in the Trust or Fund as shareholders or otherwise.  It is understood and agreed that shareholders, officers, Trustees and other personnel of the Manager are and may continue to be officers and Trustees of the Trust, but that they receive no remuneration from the Trust solely for acting in those capacities.  All such interests shall be fully disclosed between the parties as required by law.

5.           DURATION AND TERMINATION

This Agreement shall become effective as to the Fund, if it is approved by the Trust’s Board of Trustees, including a majority of the Trustees who are not parties to the Agreement or interested persons of any such party (“Independent Trustees”), and by the vote of a majority of the outstanding voting securities of the Fund as contemplated under the 1940 Act.  It shall remain in force for an initial two-year term and thereafter may be renewed for successive periods not exceeding one year only so long as such renewal and continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund as contemplated under the 1940 Act, and only if the terms and the renewal of this Agreement have been approved by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval.  It shall be the duty of the Trustees of the Trust to request and evaluate, and the duty of the Manager to furnish, such information as may reasonably be necessary to evaluate the terms of this Agreement and any amendment thereto.

This Agreement may be amended by mutual consent of the parties only if such amendment is specifically approved (1) by a majority of the Trustees of the Trust, including a majority of the Independent Trustees and, (2) if required by law or SEC rules or SEC staff interpretations, by the affirmative vote of a majority of the outstanding voting securities of the Fund.

This Agreement may be terminated at any time, without the payment of any penalty, by the Trustees of the Trust, or by the vote of a majority of the outstanding voting securities of the Fund as prescribed by the 1940 Act on not more than sixty days written notice to the Manager, and it may be so terminated by the Manager upon not less than sixty days written notice to the Trust.  It shall terminate automatically in the event of its assignment by either party unless the parties hereby, by agreement, obtain an exemption from the Securities and Exchange Commission from the provisions of the 1940 Act pertaining to the subject matter of this paragraph.  Any notice, request or instruction provided for herein, or for the giving of which, the occasion may arise hereunder, shall be deemed duly given, if in writing and mailed by registered mail, postage prepaid, addressed to the regular executive office of the Trust or the Manager, as the case may be.  As used in this Agreement, the terms “assignment,” “majority of the outstanding voting securities” and “interested person” shall have the meanings contained in the 1940 Act, as interpreted by the SEC staff.

If this Agreement is terminated prior to the end of any calendar month, the management fee shall be prorated for the portion of any month in which this Agreement is in effect according to the proportion which the number of calendar days, during which the Agreement is in effect, bears to the number of calendar days in the month, and shall be payable within 10 days after the date of termination.

6.           USE OF BUFFALO NAME

In the event that the Manager ceases to be the Fund’s investment manager for any reason, the Trust will (unless the Manager otherwise agrees in writing) take all necessary steps to cause itself and the Fund to cease using the word “Buffalo” in its name within a reasonable period of time.  It is further agreed that the provisions of this Paragraph shall inure to the benefit of the Manager and may be imposed by it or any successor in interest as if it or such successor in interest were parties to this Agreement.

7.           LIMITATION OF LIABILITY OF THE MANAGER

The Manager shall not be liable for any error in judgment or mistake at law for any loss suffered by the Fund in connection with any matters to which this Agreement relates, except that nothing herein contained shall be construed to protect the Manager against any liability by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reckless disregard of its obligations or duties under this Agreement.

8.           GOVERNING LAW

This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of law principles; provided, however that nothing herein shall be construed as being inconsistent with the 1940 Act.

9.           NOTICE

Any notice, advice or report to be given pursuant to this Agreement shall be deemed sufficient if delivered or mailed by registered, certified or overnight mail, postage prepaid addressed by the party giving notice to the other party at the last address furnished by the other party:

To the Advisor at:               Kornitzer Capital Management, Inc.
5420 West 61 Place
Shawnee Mission, KS  66205

To the Trust at:                    Buffalo Funds
c/o Kornitzer Capital Management, Inc.
5420 West 61 Place
Shawnee Mission, KS  66205

10.           SEVERABILITY

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11.           ENTIRE AGREEMENT

This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to this Agreement’s subject matter.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts, together, shall constitute only one instrument.

A copy of the Certificate of Trust of the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees, and is not binding upon any of the Trustees, officers, or shareholders of the Trust individually but binding only upon the assets and property of the Trust.

No series of the Trust shall be liable for the obligations of any other series of the Trust.  Without limiting the generality of the foregoing, the Manager shall look only to the assets of a particular Fund for payment of fees for services rendered to that Fund.

Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation or order of the U.S. Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first above written.

BUFFALO FUNDS

By:	/s/ Kent W. Gasaway
Kent W. Gasaway
President

KORNITZER CAPITAL MANAGEMENT, INC.

By:	/s/ John C. Kornitzer
John C. Kornitzer
President and Chief Investment Officer

BUFFALO FUNDS
AMENDMENT TO THE
DISTRIBUTION AGREEMENT

THIS AMENDMENT to the Distribution Agreement (the “Distribution Agreement”) dated as of April 25th, 2003, by and among Kornitzer Capital Management, Inc., a Kansas corporation (the “Adviser”), Quasar Distributors, LLC, a Delaware limited liability company (the “Distributor”) and the following investment companies: Buffalo Balanced Fund, Inc., Buffalo Large Cap Fund, Inc. Buffalo High Yield Fund, Inc., Buffalo USA Global Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo Funds, a Delaware statutory trust (each investment company and/or series a “Fund” and collectively the “Buffalo Funds”), is entered into by the parties effective as of August 10, 2007.

RECITALS

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and s the investment adviser and manager of the Funds; and

WHEREAS, the Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and

WHEREAS, through the Distribution Agreement, the Adviser has retained the Distributor as principal underwriter for the Funds; and

WHEREAS, the parties desire to amend the Distribution Agreement to add a fund;

NOW, THEREFORE, the parties agree as follows:

Exhibit A, the Fund names, is replaced in its entirety by Exhibit A attached hereto.

Except to the extent supplemented hereby, the Distribution Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year written above.

QUASAR DISTRIBUTORS, LLC	KORNITZER CAPITAL MANAGEMENT, INC.

By: /s/ James R. Schoenike________	By: /s/ John C. Kornitzer__________
James R. Schoenike, President	John C. Kornitzer, President

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo Funds (the Delaware statutory trust)

By:/s/ Kent W. Gasaway
           Kent W. Gasaway, President

EXHIBIT A to the Distribution Agreement

Fund Names

Name of Fund/Series	Date Added

Buffalo Balanced Fund, Inc.	April 25, 2003

Buffalo High Yield Fund, Inc.	April 25, 2003

Buffalo Large Cap Fund, Inc.	April 25, 2003

Buffalo Small Cap Fund, Inc.	April 25, 2003

Buffalo USA Global Fund, Inc.	April 25, 2003

Buffalo Funds, a Delaware statutory trust, consisting of the following series

Buffalo Mid Cap Fund	April 25, 2003

Buffalo Science & Technology Fund	April 25, 2003

Buffalo Micro Cap Fund	May 21, 2004

Buffalo Jayhawk China Fund	December 1, 2006

Buffalo International Fund	on or after September 28, 2007

BUFFALO FUNDS
AMENDMENT TO THE
AMENDED AND RESTATED CUSTODY AGREEMENT

THIS AMENDMENT to the Amended and Restated Custody Agreement (the “Agreement”) dated as of April 25th, 2003, as amended December 1, 2006, by and among Kornitzer Capital Management, Inc., a Kansas corporation (“KCM”), U.S. Bank National Association, N.A., a national banking association (the "Custodian") and the following investment companies: Buffalo Balanced Fund, Inc., Buffalo Large Cap Fund, Inc. Buffalo High Yield Fund, Inc., Buffalo USA Global Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo Funds, a Delaware statutory trust (each investment company and/or series a “Fund” and collectively the “Funds”), is entered into by the parties effective as of August 10, 2007.

RECITALS

WHEREAS, KCM is registered as an investment adviser under the Investment Advisers Act of 1940 and, as the investment adviser and manager of the Funds, KCM is contractually obligated to obtain and bear the costs of appropriate custodian services for the Funds; and

WHEREAS, the Custodian is a bank having the qualifications prescribed in Section 26(a)(1) of the 1940 Act; and

WHEREAS, through the Amended and Restated Custody Agreement, KCM has engaged the Custodian to hold and administer the Funds’ securities and cash pursuant to the Agreement, and

WHEREAS, the parties desire to amend the Amended and Restated Custody Agreement to add a fund;

NOW, THEREFORE, the parties agree as follows:

Exhibit C, the Fund names, is replaced in its entirety by Exhibit C attached hereto.

Except to the extent supplemented hereby, the Amended and Restated Custody Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year written above.

U.S. BANK NATIONAL	KORNITZER CAPITAL MANAGEMENT, INC. ASSOCIATION

By: /s/ Joe D. Redwine__________________	By: /s/ John C. Kornitzer__________
Joe D. Redwine, Senior Vice President	John C. Kornitzer, President

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo Funds (the Delaware statutory trust)

By:/s/ Kent W. Gasaway
           Kent W. Gasaway, President

EXHIBIT C to the Amended and Restated Custody Agreement

Fund Names

Name of Fund/Series	Date Added

Buffalo Balanced Fund, Inc.	April 25, 2003

Buffalo High Yield Fund, Inc.	April 25, 2003

Buffalo Large Cap Fund, Inc.	April 25, 2003

Buffalo Small Cap Fund, Inc.	April 25, 2003

Buffalo USA Global Fund, Inc.	April 25, 2003

Buffalo Funds, a Delaware statutory trust, consisting of the following series

Buffalo Mid Cap Fund	April 25, 2003

Buffalo Science & Technology Fund	April 25, 2003

Buffalo Micro Cap Fund	May 21, 2004

Buffalo Jayhawk China Fund	December 1, 2006

Buffalo International Fund	on or after September 28, 2007

U.S. Bank National Association. Domestic Custody Fee Schedule

Fees for Custodian Services are to be paid by U.S. Bancorp Fund Services, LLC (“USBFS”) pursuant to Exhibit G of the Master Services Agreement, dated April 25, 2003, as amended, by and between USBFS and Kornitzer Capital Management, Inc.  Exhibit G of that Agreement is hereby incorporated by reference.

BUFFALO FUNDS
AMENDMENT TO THE
MASTER SERVICES AGREEMENT

THIS AMENDMENT to the Master Services Agreement dated as of April 25th, 2003, as amended February 20, 2004 and December 1, 2006, by and between Kornitzer Capital Management, Inc., a Kansas corporation (the “Adviser”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company ("USBFS"), is entered into by the parties effective as of August 10, 2007.

RECITALS

WHEREAS, the Adviser is a federally registered investment adviser that serves as the investment adviser and manager of the various investment companies (and series thereof) within the Buffalo Funds complex (the “Funds”) pursuant to a Management Agreement under which the Adviser is obligated to provide, or obtain and pay the costs of, the various services required to operate the Funds and to pay certain Fund expenses; and

WHEREAS, USBFS is a mutual fund service provider that offers a full array of services required for the operation of mutual funds; and

WHEREAS, through the Master Services Agreement, the Adviser has engaged USBFS to provide required services for the Funds; and

WHEREAS, the Adviser and USBFS desire to amend the Master Services Agreement to add a fund;

NOW, THEREFORE, the parties agree as follows:

Appendix I, the listing of the Funds and the fees, is replaced in its entirety by Appendix I attached hereto.

Except to the extent amended hereby, the Master Services Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year written above.

KORNITZER CAPITAL MANAGEMENT, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ John C. Kornitzer	By: /s/ Joe D. Redwine

Name: John C. Kornitzer	Name: Joe D. Redwine

Title: President	Title: President

Appendix I to the Master Services Agreement

THE BUFFALO FUNDS
NAME OF FUND AND/OR SERIES	ANNUAL MANAGEMENT FEE (as a percent of each Fund’s average daily net assets)
BUFFALO BALANCED FUND, INC.	1.00%
BUFFALO HIGH YIELD FUND, INC.	1.00%
BUFFALO LARGE CAP FUND, INC.	1.00%
BUFFALO SMALL CAP FUND, INC.	1.00%
BUFFALO USA GLOBAL FUND, INC.	1.00%
BUFFALO FUNDS (a Delaware statutory trust, consisting of the following series):
1.  Buffalo Mid Cap Fund;
2.  Buffalo Science & Technology Fund;
3.  Buffalo Micro Cap Fund; and
4.  Buffalo Jayhawk China Fund
5.  Buffalo International Fund

1. 1.00% 2. 1.00% 3. 1.45% 4. 1.50% 5. 1.00%

_______________, 2007
Buffalo Funds
c/o Kornitzer Capital Management, Inc.
5420 West 61st Place
Shawnee Mission, Kansas  66205

Ladies and Gentlemen:

We have acted as your counsel in connection with the preparation of Post-Effective Amendment No. __ to the Registration Statement on Form N-1A (Registration Nos. 333-56018; 811-10303) (the “Registration Statement”) relating to the sale by you of an indefinite number of shares (the “Shares”) of beneficial interest, without par value, of the Buffalo International Fund (the “Fund”), a series of Buffalo Funds (the “Trust”), in the manner set forth in the Registration Statement (and the Prospectus of the Fund included therein).

We have examined:  (a) the Registration Statement (and the Prospectus of the Fund included therein), (b) the Trust’s Agreement and Declaration of Trust and By-Laws, (c) certain resolutions of the Trust’s Board of Trustees and (d) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion.

Based upon the foregoing, we are of the opinion that the Shares, when sold as contemplated in the Registration Statement, will be duly authorized and validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

GODFREY & KAHN, S.C.

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